Exhibit 99.1

4D pharma PLC

THIS ANNOUNCEMENT CONTAINS INSIDE INFORMATION AS STIPULATED UNDER THE UK VERSION OF THE MARKET ABUSE REGULATION NO 596/2014 (“MAR”) WHICH IS PART OF ENGLISH LAW BY VIRTUE OF THE EUROPEAN (WITHDRAWAL) ACT 2018, AS AMENDED. ON PUBLICATION OF THIS ANNOUNCEMENT VIA A REGULATORY INFORMATION SERVICE, THIS INFORMATION IS CONSIDERED TO BE IN THE PUBLIC DOMAIN.

4D pharma Completes Enrollment of Part A of the Phase I/II Trial of MRx-4DP0004 for the

Treatment of Asthma and Provides Program Update

- Topline data from Part A of asthma study expected in 2H 2021

- Discontinuation of enrollment in Phase II study of MRx-4DP0004 for the treatment of hospitalized patient with COVID-19

Leeds, UK, June 4, 2021 – 4D pharma plc (AIM: DDDD, NASDAQ: LBPS), a pharmaceutical company leading the development of Live Biotherapeutic products (LBPs), a novel class of drug derived from the microbiome, today announces the completion of its target enrollment of 30 patients for Part A of its Phase I/II clinical trial of MRx-4DP0004 in patients with partly-controlled asthma. Following the completion of enrollment of Part A, 4D pharma expects to announce topline results from these patients in the second half of 2021.

4D pharma also announces the voluntary discontinuation of enrollment in the Phase II study of MRx-4DP0004 for the treatment of hospitalized patients with COVID-19 in the UK, in order to focus on its core LBP pipeline candidates due to the increase in vaccination rates, declining hospitalization rates, and progress in the MRx-4DP0004 asthma clinical trial.

MRx-4DP0004 is an oral, immunomodulatory, single strain LBP. 4D pharma has demonstrated MRx-4DP0004’s ability to reduce airway inflammation in a pre-clinical model of severe asthma. This is achieved through a concurrent reduction in both neutrophilic and eosinophilic infiltration and inflammation.

“The completion of enrollment in Part A of 4D pharma’s asthma study is an important milestone for this program. This is expected to provide further validation of the favorable safety profile of LBPs as a novel class of drug across a wide range of indications, including respiratory disease,” said Alex Stevenson, Chief Scientific Officer, 4D pharma. “For the MRx-4DP0004 program, as COVID-19 hospitalizations continue to decline with the increase in vaccinations, the voluntary discontinuation of enrollment into our COVID-19 study enables 4D pharma to focus our efforts and resources on developing our novel LBP for the treatment of asthma. We look forward to elucidating important findings regarding the potential of our oral, gut-restricted, single strain LBPs to exert potent effects on the human immune system with therapeutic effects in organs and tissues away from the gut.”

The first-in-human Phase I/II trial is a two part, multi-center, randomized, double-blind, placebo-controlled trial of MRx-4DP0004 in patients taking long-term medication for asthma. Patients receive oral MRx-4DP0004 or placebo twice daily for 12 weeks.

4D pharma PLC

The primary endpoint of Part A of the trial is safety and tolerability. Secondary and exploratory endpoints for Part A, include a range of clinical measures of lung function and quality of life, and a suite of sputum and blood immune biomarkers. Biomarker analyses will further enhance the understanding of MRx4DP0004’s mechanism of action and inform 4D pharma’s development strategy. Part A of the study has now completed its target enrollment of 30 patients and 4D pharma expects to announce topline results from these patients in 2H 2021.

About 4D pharma

4D pharma is a world leader in the development of Live Biotherapeutics, a novel and emerging class of drugs, defined by the FDA as biological products that contain a live organism, such as a bacterium, that is applicable to the prevention, treatment or cure of a disease.  4D has developed a proprietary platform, MicroRx®, that rationally identifies Live Biotherapeutics based on a deep understanding of function and mechanism.

4D pharma’s Live Biotherapeutic products (LBPs) are orally delivered single strains of bacteria that are naturally found in the healthy human gut. The Company has five clinical programs, namely a Phase I/II study of MRx0518 in combination with KEYTRUDA (pembrolizumab) in solid tumors, a Phase I study of MRx0518 in a neoadjuvant setting for patients with solid tumors, a Phase I study of MRx0518 in patients with pancreatic cancer, a Phase I/II study of MRx-4DP0004 in asthma, and Blautix® in Irritable Bowel Syndrome (IBS) which has completed a successful Phase II trial. Preclinical-stage programs include candidates for CNS disease such as Parkinson’s disease and other neurodegenerative conditions. The Company has a research collaboration with MSD, a tradename of Merck & Co., Inc., Kenilworth, NJ, USA, to discover and develop Live Biotherapeutics for vaccines.

For more information, refer to https://www.4dpharmaplc.com

Contact Information:

4D pharma

Investor Relations: ir@4dpharmaplc.com

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Forward-Looking Statements

This announcement contains “forward-looking statements.” All statements other than statements of historical fact contained in this announcement, including without limitation statements regarding timing of clinical trial enrolment and receipt of clinical data, are forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements are often identified by the words “believe,” “expect,” “anticipate,” “plan,” “intend,” “foresee,” “should,” “would,” “could,” “may,” “estimate,” “outlook” and similar expressions, including the negative thereof. The absence of these words, however, does not mean that the statements are not forward-looking. These forward-looking statements are based on the Company’s current expectations, beliefs and assumptions concerning future developments and business conditions and their potential effect on the Company. While management believes that these forward-looking statements are reasonable as and when made, there can be no assurance that future developments affecting the Company will be those that it anticipates.

All of the Company’s forward-looking statements involve known and unknown risks and uncertainties, some of which are significant or beyond its control, and assumptions that could cause actual results to differ materially from the Company’s historical experience and its present expectations or projections. The foregoing factors and the other risks and uncertainties that affect the Company’s business, including the risks of delays in the receipt of clinical data, the safety and efficacy of MRx-4DP0004 and its Live Biotherapeutic drug candidates, and those additional risks and uncertainties described the documents filed by the Company with the US Securities and Exchange Commission (“SEC”), should be carefully considered. The Company wishes to caution you not to place undue reliance on any forward-looking statements, which speak only as of the date hereof. The Company undertakes no obligation to publicly update or revise any of its forward-looking statements after the date they are made, whether as a result of new information, future events or otherwise, except to the extent required by law.